EXHIBIT (4g)

INTERNAL VA EXCHANGE

ENDORSEMENT

We have issued this endorsement as part of the Certificate to which it is attached.

For purposes of this endorsement, the term "VA" shall mean Your Keyport Life Insurance Company variable annuity contract that You exchanged for this variable annuity Certificate on the Certificate Date.

The third paragraph on page one is changed to read:

RIGHT TO EXAMINE CERTIFICATE: You may return this Certificate to Us or the agent through whom You purchased it within 10 days after You receive it. If so returned, We will treat the Certificate as though it were never issued. Upon receipt We will return Your VA and treat it as though it were never exchanged.

For purposes of the "Purchase Payments" section, the initial Purchase Payment shall equal the full contract value of Your VA on the Certificate Date of this Certificate less the contract maintenance charge amount deducted from the VA.

For purposes of calculating any applicable contingent deferred sales charge under the "Surrender Charge" and "Partial Withdrawals" sections:

(a) the initial Purchase Payment under this Certificate shall be ignored;

(b) the Purchase Payments You made under Your VA shall be treated as if they were made under this Certificate upon the actual dates they were made to the VA; and

(c) if You made one or more withdrawals under your VA, any withdrawal You make under this Certificate shall treat such prior withdrawals as if they were made under this Certificate upon the actual dates they were made from the VA.

Signed for the Company: /s/James J. Klopper

Secretary